Exhibit 99.3

For ministry Use Only Ontario Corporation Number
A I’usage exclusif du ministere Numero de la societe on Ontario
Ministry of WAUnM 1933033
— • ~— X ^
CERTIFICATE CERTIFICAT
TMsiatooHiHythatttwM Ceacertftiqu*tMpr*Mntt arttdM «f» aflecUva oo struts «mm«ivlgMur to
MARCH 24 MAR3# 3P1S
rrintrm
ARTICLES OF AMALGAMATION STATUTS DE FUSION
1. The name ofthe amalgamated corpora** is: (S«t out In BLOCK CAPITAL LETTERS)
Denomination sodate de li sodAtt Issue de la fliston: (fecrtra an LETTRES MAJUSCULES SELftiEMENT):
s p H E R —
E 3 D C O R P * ...
1
2. The address of the registered office is: Adretse du sMge sodal:
240 MATHESON BLVD. EAST
Straal * Number or RR Number a I MuiB-Offlce BuMng ghm Room No. /
Rm at numfeo ou num*ro da la RR at, rt a’ag* tfun tdtfoe * bureaux. numtro du bureau
MISSISSAUGA ONTARIO L 4 z ljxl 1
Mama o< Municipality or Poat OMoa 1 Nom da la muntdpaM ou du bmau da poata Poatal Coda^Code poatat
3. Number of directors Is: Find numbar Nombre d’sdmintstrsleurs: Nombretaa OR minimum and maximum OU mMmun at maidtnutn 1
Form 4 Bustne&M Corporations Act
Formula 4 Loi stir lea sooitdaper actions
. 10
4. The directors) l«/»re: / Adminislrat aur(«) Flm name, nttdta namaaand surname Pfioom, autra* pr*nom» at nom da famSa ddnaa far aervtaa, giving streets No. «RR No, MunlcfpalRy. Province. Country and PoaM Coda
amide Mu. y comprt* la nia at la mmalro ou la numfco da la RR, le nom da Is muoidpatite, la pronrinca. la pays at la coda poalai
307 Pheasant Run Drive Danville, CA 94506 USA
8128 Vineyard Drive Paso Robles, CA 93446 USA
No
No
Eric L. Kelly
150 King Street West, Suite 2308 Toronto, ON M5H 1J9
Yes
Peter Ashkin
Glenn Bowman
07121 (301105)
CQuaart’a Printer for Ontario, 2011 / Omprimaurde la Ralna pour r Ontario. 2011
Page 1 oOdaS

4. The director(s) is/are:
Administrateur(s):
First name, middle names and surname
Prenom, autres prenoms et nom de famille Address for services, giving street & No. or R.R. No., Municipality, Province, Country and Postal code. Domiclle elu, y compris la rue at le numero ou le numero de la R.R., le nom de la municipalite, le pays el le code postal Residant Canadian State ‘Yes’ or ‘No’ Residant Canadian OuvNon
Daniel Bordessa Box 31059 No
Grand Cayman, Cayman Islands
Mario Biasini 305 Sabel Street Yes
Oakville, ON L6L 3W2
Vivekanand Mahadevan 315 Franklin St. No
Mountain View, CA 94041 USA
Peter Tassiopoulos 9Pembury Drive Yes
Toronto, ON M4N 3K4

5. Method of amalgamation, check A or B
Methode choisie pour la fusion – Cocher A or B :
A – Amalgamation Agreement/Convention de fusion:
[ ] The amalgamation agreement has been duly adopted by the shareholders of each of the amalgamating corporation as required by subsection 176 (4) of the Business Corporation Act on the date set out below.
Or
Ou
B – Amalgamation of a holding corporation and one or more of its subsidiaries or amalgamation of subsidiaries / Fusion d’ure société mere avoc une ou piusieurs de see filliaies ou fusion de filliaies:
[ ] The amalgamation has been approved by the directors of each amalgamating corporation by a resolution as required by section 177 of the Business Corporation Act on the date set out below.
Les administrateurs de chaque société qui fusionne ont approuvé la fusion par vole de resolution conformement a l’article 177 de la Loi sur les société par actions a la date mentionéé cl-dessous.
The articles of amalgamation in substance contain the provisions of the articles of incorporation of Les statuts de fusion reprennent assentiellement les dispositions des statuts constitutifs de
SPHERE 3D CORPORATION
And are more particularly set out in these articles/
El sont énoncés textueliement aux presents slatuts.
Names of amalgamating corporations Ontario Corporation Number Date of Adoption/Approval
Date d’edoption ou d’approbation
Dénomination socials des societies qui fusionnent Numéro de la société en Ontario Year Month Day
Année mois jour
SPHERE 3D CORPORATION 1723023 2015-02-27
2458417 2458417 2015-03-19

6. Restrictions, if any, on because the corporation may carry on or on powers the corporation may exercise. Limites, s’ll a lieu, imposes aux commerciales ou aux pouvoirs de la societe.
7. The classes and any maximum number of shares that the corporation is authorized to issue: Categories at nombre maximal, s’ll y a lieu, d’actions que is societe est authorisee a emettre:
One class of shares in an unlimited number to be designated as common shares.
07121 (201105)

8.	Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:

Droits, priviléges, restrictions et conditions, s’il y a lieu, rattachés á chaque catégorie d’actions et pouvoirs des administrateurs relatifs á chaque catégorie d’actions qui peut être émise en série:

1. Dividends

1.1. The holders of common shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the Board of Directors of the Corporation out of monies properly applicable to the payment of dividends, in such amount and in such form as the Board of Directors may from time to time determine, and all dividends which the Directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding.

2. Dissolution

2.1. In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the common shares shall be entitled to receive the remaining property and assets of the Corporation.

3. Voting Rights

3.1. The holders of the common shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each common share held at all meetings of the shareholders of the Corporation.

07121 (201105)	Page 4 of/de 6

9.	The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:
L’émission, le transfert ou la propriété d’actions est/n’est pas restreint. Les restrictions, s’il y a lieu, sont les sulvantes :

None

10.	Other provisions, (if any):

Autres dispositions, s’il y a lieu :

None

11.	The statements required by subsection 178(2) of the Business Corporations Act are attached as Schedule “A”.
Les déclarations exigées aux termes du paragraphe 178(2) de la Loi sur les sociétés par actions constituent l’annexe A.

12.	A copy of the amalgamation agreement or directors’ resolutions (as the case may be) is/are attached as Schedule “B”.
Une copie de la convention de fusion ou les résolutions des administrateurs (selon le cas) constitue(nt) l’annexe B.

07121 (201105)	Page 5 of/de 6

These articles are signed in duplicate.

Les présents statuts sont signés en double exemplaire.

Name and original signature of a director or authorized signing officer of each of the amalgamating corporations. Include the name of each corporation, the signatories name and description of office (e.g. president, secretary). Only a director or authorized signing officer can sign on behalf of the corporation. / Nom et signature originale d’un administrateur ou d’un signataire autorisé de chaque société qui fusionne. Indiquer la dénomination sociate de chaque société, le nom du signataire et sa fonction (p. ex.: président, secrétaire). Seul un administrateur ou un dirigeant habilité peut signer au nom de la société.

SPHERE 3D CORPORATION
Names of Corporations / Dénomination sociate des sociétés

By / Par

/s/ Eric Kelly	Eric Kelly	Chief Executive Officer
Signature / Signature	Print name of signatory / Nom du signataire en lettres moulées	Description of Office / Fonction

2458417 ONTARIO INC.
Names of Corporations / Dénomination sociate des sociétés

By / Par

/s/ Eric Kelly	Eric Kelly	President
Signature / Signature	Print name of signatory / Nom du signataire en lettres moulées	Description of Office / Fonction

Names of Corporations / Dénomination sociate des sociétés

By / Par

Signature / Signature	Print name of signatory / Nom du signataire en lettres moulées	Description of Office / Fonction

Names of Corporations / Dénomination sociate des sociétés

By / Par

Signature / Signature	Print name of signatory / Nom du signataire en lettres moulées	Description of Office / Fonction

Names of Corporations / Dénomination sociate des sociétés

By / Par

Signature / Signature	Print name of signatory / Nom du signataire en lettres moulées	Description of Office / Fonction

SCHEDULE “A”

Statement of Director or Officer

Under Subsection 178(2) of

the Business Corporations Act (Ontario)

I am a director of 2458417 Ontario Inc. and a director of Sphere 3D Corporation. I have conducted such examinations of the books and records of 2458417 Ontario Inc. and Sphere 3D Corporation (the “Amalgamating Corporations”) as are necessary to enable me to make this statement. This statement is made pursuant to subsection 178(2) of the Business Corporations Act (Ontario). In my capacity as a director of 2458417 Ontario Inc. and a director Sphere 3D Corporation, I state that:

1.	There are reasonable grounds for believing that:

(a)	each of the Amalgamating Corporations is, and the corporation continuing from the amalgamation of the Amalgamating Corporations (the “Corporation”) will be, able to pay its liabilities as they become due, and

(b)	the realizable value of the Corporation’s assets will not be less than the aggregate of its liabilities and stated capital of all classes.

2.	There are reasonable grounds for believing that no creditor of the Amalgamating Corporations will be prejudiced by the amalgamation.

3.	No creditor of either of the Amalgamating Corporations has notified either of the Amalgamating Corporations that such creditor objects to the amalgamation.

DATED March 23, 2015.

/s/ Eric Kelly
Name:	Eric Kelly

Title:	Director

SCHEDULE “B – 1”

CERTIFIED EXTRACT OF A SPECIAL TELEPHONE MEETING OF THE BOARD OF

DIRECTORS OF

SPHERE 3D CORPORATION

(the “Corporation”)

“APPROVAL OF AMALGAMATION AND NAME CHANGE

Mr. Tassiopoulos then reviewed the Corporation’s plans to form a subsidiary and complete a short form amalgamation with the subsidiary in order to change the name of the Corporation. He and Mr. Sieben reviewed with the Board the currently anticipated terms of such transactions. Questions were asked and discussion ensued. After discussion, upon motion duly made and seconded, the following recitals and resolutions were unanimously approved:

WHEREAS, the Corporation plans to form a subsidiary (the “Target”) under Ontario law so that the Corporation owns one hundred percent (100%) of the issued and outstanding common shares of the Target;

WHEREAS, the Board was presented with the form of Articles of Amalgamation attached hereto as Exhibit A (the “Articles of Amalgamation”) pursuant to which (i) the Corporation has agreed to amalgamate with the newly formed Target under subsection 177(1) of the OBCA (the “Amalgamation”) and (ii) the Amalgamated Corporation (as defined below) will bear the name “Sphere 3D Corp.” (the “Name Change”);

WHEREAS, the Board was presented with forms of certain other transaction documents required in connection with the approval of the Amalgamation and Name Change pursuant to Section 178 of the OBCA, including the statutory declarations (collectively, the “Other Amalgamation Documents”); and

WHEREAS, the Board deems it advisable and in the best interests of the Corporation to (i) approve the Articles of Amalgamation and the Other Amalgamation Documents and file them, as appropriate, with the Ontario Ministry of Government Services and (ii) consummate the Amalgamation and Name Change contemplated thereby.

NOW, THEREFORE, BE IT RESOLVED, that the Corporation is authorized to consummate the Amalgamation and Name Change contemplated thereby in accordance with the terms of the Articles of Amalgamation and subsection 177 (1) of the OBCA and continue as one corporation under the name Sphere 3D Corp. (the “Amalgamated Corporation”);

RESOLVED FURTHER, that, with the exception of the Name Change, the Articles of Amalgamation of the Amalgamated Corporation will be the same as the articles of the Corporation;

RESOLVED FURTHER, that Board hereby approves the filing of the Articles of Amalgamation and the Other Amalgamation Documents, as appropriate, with the Ontario Ministry of Government Services;

RESOLVED FURTHER, that the by-laws of the Amalgamated Corporation will be the by-laws of the Corporation;

RESOLVED FURTHER, that upon Amalgamation, all shares of the Target will be cancelled without any repayment of capital in respect of the shares. None of the shares of the Corporation will be cancelled;

RESOLVED FURTHER, that no securities will be issued by the Amalgamated Corporation in connection with the amalgamation and the stated capital of the Amalgamated Corporation will be the same as the stated capital of the Corporation;

RESOLVED FURTHER, that the Authorized Officers and Directors be, and each of them hereby is, authorized to negotiate, execute, and deliver, for, on behalf and in the name of the Corporation, the Articles of Amalgamation and the Other Amalgamation Documents and any related documents, each with such terms and conditions as the Authorized Officer or Director executing such agreements may approve, such approval to be conclusively evidenced by the execution thereof, and that each Authorized Officer or Director is hereby authorized, by and on behalf of the Corporation, to make, execute, and deliver such revisions and/or amendments thereto and other related agreements, certificates, instruments, or documents as any of such agreements contemplate, or as the Authorized Officer or Director may otherwise deem appropriate, the execution of any such further revisions, amendments, agreements, certificates, instruments, or documents to be conclusive evidence of the appropriateness thereof;

RESOLVED FURTHER, that the Authorized Officers and Directors be, and each of them hereby is, authorized, for, on behalf and in the name of the Corporation, to do or to cause to be done any and all such acts and things as they, or any of them, may deem necessary or advisable to make effective or to implement the Amalgamation and Name Change and the transactions contemplated by the Articles of Amalgamation and the Other Amalgamation Documents, including (i) filing or causing to be filed the Articles of Amalgamation and the Other Amalgamation Documents with the Ontario Ministry of Government Services and (ii) executing, certifying, delivering, filing and recording any and all certificates, documents, and instruments required to be executed, certified, delivered, filed, or recorded in order to consummate the Amalgamation and Name Change; and

RESOLVED FURTHER, that any action as may have been taken or caused to be taken by any of the Authorized Officers and Directors of the Corporation prior to the date hereof, which action was taken in connection with the negotiation or preparation of the Articles of Amalgamation and the Other Amalgamation Documents and any and all agreements, instruments, certificates, and other documents in connection with the matters contemplated by the preceding resolutions, be and hereby is, ratified, confirmed and approved as the act and deed of the Corporation.”

The undersigned, Kurt Kalbfleisch, Chief Financial Officer of Sphere 3D Corporation, hereby certifies that the foregoing is a true extract of the minutes of meeting, held by telephone, which were duly passed by the directors of Sphere 3D Corporation on February 27, 2015 and that the said minute of meeting are in full force and effect and unamended as of the date hereof.

DATED March 23, 2015.

/s/ Kurt Kalbfleisch
Kurt Kalbfleisch
Chief Financial Officer

SCHEDULE “B – 2”

UNANIMOUS WRITTEN CONSENT OF

THE BOARD OF DIRECTORS OF

2458417 ONTARlO INC.

March 19, 2015

The undersigned, constituting all of the members of the Board of Directors (the “Board”) of 2458417 Ontario Inc., an Ontario corporation (the “Corporation”), acting pursuant to the authority of Section 129 of the Business Corporations Act (Ontario) (the “OBCA”), hereby adopts the following recitals and resolutions:

APPROVAL OF AMALGAMATION

WHEREAS, Sphere 3D Corporation, an Ontario corporation (“Parent”), owns one hundred percent (100%) of the issued and outstanding common shares of the Corporation;

WHEREAS, the Board was presented with the form of Articles of Amalgamation attached hereto as Exhibit A (the “Articles of Amalgamation”) pursuant to which the Corporation has agreed to amalgamate with the Parent under subsection 177(1) of the OBCA (the “Amalgamation”);

WHEREAS, the Board was presented with forms of certain other transaction documents required in connection with the approval of the Amalgamation pursuant to Section 178 of the OBCA, including the statutory declarations (collectively, the “Other Amalgamation Documents”); and

WHEREAS, the Board deems it advisable and in the best interests of the Corporation to (i) approve the Articles of Amalgamation and the Other Amalgamation Documents and file them, as appropriate, with the Ontario Ministry of Government Services and (ii) consummate the Amalgamation contemplated thereby.

NOW, THEREFORE, BE IT RESOLVED, that the Corporation is authorized to consummate the Amalgamation contemplated thereby in accordance with the terms of the Articles of Amalgamation and subsection 177 (1) of the OBCA and continue as one corporation under the name Sphere 3D Corp. (the “Amalgamated Corporation”);

RESOLVED FURTHER, that, with the exception of the name, the Articles of Amalgamation of the Amalgamated Corporation will be the same as the articles of the Parent;

RESOLVED FURTHER, that the Board hereby approves the filing of the Articles of Amalgamation and the Other Amalgamation Documents, as appropriate, with the Ontario Ministry of Government Services;

RESOLVED FURTHER, that the by-laws of the Amalgamated Corporation will be the by-laws of the Parent;

RESOLVED FURTHER, that upon Amalgamation, all shares of the Corporation will be cancelled without any repayment of capital in respect of the shares;

RESOLVED FURTHER, that no securities will be issued by the Amalgamated Corporation in connection with the amalgamation and the stated capital of the Amalgamated Corporation will be the same as the stated capital of the Parent;

RESOLVED FURTHER, that the officers and the directors of the Corporation (collectively, the “Authorized Officers and Directors”) be, and each of them hereby is, authorized to negotiate, execute, and deliver, for, on behalf and in the name of the Corporation, the Articles of Amalgamation and the Other Amalgamation Documents and any related documents, each with such terms and conditions as the Authorized Officer executing such agreements may approve, such approval to be conclusively evidenced by the execution thereof, and that each Authorized Officer is hereby authorized, by and on behalf of the Corporation, to make, execute, and deliver such revisions and/or amendments thereto and other related agreements, certificates, instruments, or documents as any of such agreements contemplate, or as the Authorized Officer may otherwise deem appropriate, the execution of any such further revisions, amendments, agreements, certificates, instruments, or documents to be conclusive evidence of the appropriateness thereof;

RESOLVED FURTHER, that the Authorized Officers and Directors be, and each of them hereby is, authorized, for, on behalf and in the name of the Corporation, to do or to cause to be done any and all such acts and things as they, or any of them, may deem necessary or advisable to make effective or to implement the Amalgamation and the transactions contemplated by the Articles of Amalgamation and the Other Amalgamation Documents, including (i) filing or causing to be filed the Articles of Amalgamation and the Other Amalgamation Documents with the the Ontario Ministry of Government Services and (ii) executing, certifying. delivering, filing and recording any and all certificates, documents, and instruments required to be executed, certified, delivered, filed, or recorded in order to consummate the Amalgamation; and

RESOLVED FURTHER, that any action as may have been taken or caused to be taken by any of the Authorized Officers and Directors of the Corporation prior to the date hereof, which action was taken in connection with the negotiation or preparation of the Articles of Amalgamation and the Other Amalgamation Documents and any and all agreements, instruments, certificates, and other documents in connection with the matters contemplated by the preceding resolutions, be and hereby is, ratified, confirmed and approved as the act and deed of the Corporation.

GENERAL RESOLUTIONS

RESOLVED, that the Authorized Officers and Directors, acting alone or together, be, and each of them hereby is, authorized and empowered, in the name and on behalf of the

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Corporation, to take all such other actions and execute and deliver all such other agreements, instruments, and documents as the officer or officers taking such actions or executing such agreements, instruments, or documents shall deem necessary or desirable in order to carry out and perform the purposes of the foregoing resolutions, the taking of such actions or the execution and delivery of such agreements, instruments, or documents by any officer pursuant to this or any of the foregoing resolutions to be conclusive evidence of the necessity or desirability thereof and of the authorization by the Board; and

RESOLVED FURTHER, that any and all actions previously taken by any Authorized Officer prior to the date hereof in furtherance of the foregoing resolutions be, and such actions hereby are, ratified, confirmed, and approved in all respects as the acts and deeds of the Corporation.

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IN WITNESS WHEREOF, the undersigned have executed this Action By Written Consent as of the date first written above.

/s/ Eric L. Kelly
Eric L. Kelly

Peter Tassiopoulos

Signature page - Directors Amalgamation Consent

IN WITNESS WHEREOF, the undersigned have executed this Action By Written Consent as of the date first written above.

Eric L. Kelly

/s/ Peter Tassiopoulos
Peter Tassiopoulos

Signature page - Directors Amalgamation Consent